May 25, 2010

Ms. Peggy Fisher, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3030

Re:	Arrow Electronics, Inc.
Annual Report on Form 10-K filed February 3, 2010
File No. 001-04482

Dear Ms. Fisher:

Attached please find our response to your letter, dated May 12, 2010 (the “Letter”).  As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures.  For your convenience, we included your original comment prior to each response.  Please note that we have provided responses to items 1, 2 and 4 of the Letter in our responses below.  In addition, attached as Attachment 1 is revised language that we intend to include in next year’s annual meeting proxy statement in response to item 3 of the Letter.

We acknowledge that Arrow Electronics, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings and that the staff's comments, or changes to disclosure in response to the staff's comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff.  Furthermore, we acknowledge that Arrow Electronics, Inc. may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-5760.  Alternatively, you may contact Martin Hillery, Director, Legal Affairs, at (631) 847-5449.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Peter S. Brown
     Peter S. Brown
     Senior Vice President, General Counsel and Secretary

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 91

1.
It appears that the amounts you report in the "Bonus" column were received by your named executive officers pursuant to the incentive plan described on pages 32-34 of your definitive proxy statement.  Therefore, it appears those amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii).  It also appears the table on page 44 of your definitive proxy statement should reflect those amounts.  Please revise future filings, as appropriate.

Management's Response:  In future filings, we will reflect in the "Non-Equity Incentive Compensation" column the amounts previously reported in the "Bonus" column of the "Summary Compensation Table" that are awarded pursuant to our incentive plan. Additionally, in future filings, we will include in the "Grants of Plan-Based Awards" table all amounts reflected under the "Non-Equity Incentive Compensation" column of the "Summary Compensation Table."

2.
We note the disclosures you elected to provide pursuant to Item 402(s) of Regulation S-K.  Please note that the disclosures required by that item relate to the registrant's compensation practices and policies for all employees, not only those for its "executives" or "senior business leaders."  Please tell us whether you believe the risks arising from the registrant's compensation policies and practices for all employees are reasonably likely to have a material adverse effect on the registrant.  Include in your response a description of the process undertaken by the registrant to reach its conclusions.

Management's Response:  It is our opinion that the compensation policies and practices for all employees are not reasonably likely to create risks that could have a material adverse effect on the Company.  In reaching this conclusion we analyzed our existing compensation practices.  The Company delivers, in the aggregate, most of its compensation in the form of base salary, with smaller portions delivered in the form of cash incentives and long-term incentives.  The Company’s cash incentive compensation plans, which represent the primary variable component of compensation, have been designed to drive performance of employees working in management, sales and sales-related roles.  These plans are typically tied to achievement of sales/financial goals that include maximums that prevent “windfall” payouts.   In future filings, we will revise our disclosure as appropriate.

Item 13. Certain Relations and Related Transactions,…, page 91

3.
In your applicable future filings, please disclose the standards applied in reviewing and approving the transactions mentioned in your disclosure and identify the persons or groups of persons who are responsible for applying those standards.   In addition, please ensure that your disclosure in applicable future filings clearly identifies the types of transactions subject to the policies you mention.  For example, it is unclear from your disclosure what transactions create "conflicts of interest."

Management's Response:  In future filings, we will revise our disclosure under the heading “Related Persons Transactions” to language similar to that as set forth on Attachment 1.

Definitive Proxy Statement on Schedule 14A

4.
From your disclosure on page 5 of your definitive proxy statement that diversity "can" be an important factor to consider in evaluating candidates, it is unclear whether your corporate governance committee or board actually considers diversity in identifying nominees.  In future filings, please disclose clearly whether, and if so how, your corporate governance committee and board considers diversity in identifying nominees for directors.

Management's Response: In future filings, based on our Board’s current thinking, we intend to revise our disclosure to include language similar to the following:

While the corporate governance guidelines do not mandate that diversity be considered, the Board believes that its membership should reflect diversity in its broadest sense, and, consistent with that philosophy, it does consider a candidate’s experience, education, geographic location and difference of viewpoint when evaluating his or her qualifications for election to the Board. Whenever the Governance Committee evaluates a potential candidate, it considers that individual in the context of the composition of the Board as a whole.

Attachment 1

RELATED PERSONS TRANSACTIONS

Arrow’s Worldwide Code of Business Conduct and Ethics (the “Code”) prohibits employees, officers and directors from entering into transactions that present a conflict of interest absent a specific waiver.  A conflict of interest arises when an employee’s private interests either conflict or appear to conflict with Arrow’s interests.  The Code also requires that any such transaction, which may become known to any employee, officer or director, be properly reported to the Company. Any conflict of interest disclosed under the Code requires a waiver from senior management.  If the conflict of interest involves senior management, a waiver from the Board is required.  Any such waiver is disclosed on the Company’s website.

The Company also has a variety of policies and procedures for the identification and review of related party transactions.  A “related person transaction,” as defined under SEC rules, generally includes any transaction, arrangement or relationship involving more than $120,000 in which the Company or any of its subsidiaries was, is or will be a participant and in which a “related person” has a material direct or indirect interest. “Related persons” mean directors and executive officers and their immediate family members, and shareholders owning five percent or more of the Company's outstanding stock.  Immediate family member means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing a household with any such director, nominee, executive officer or 5% stockholder.

As part of the process related to the financial close of each quarter, the Company distributes ~~sends out~~ a disclosure checklist to management of each operating unit and financial function around the world, which seeks to ensure complete and accurate financial disclosure.  One part of the checklist seeks to identify any related party transactions. Any previously undisclosed transaction would initially be reviewed by (i) the Company’s disclosure committee to determine whether the transaction should be disclosed in the Company’s SEC filings; and (ii) by senior management of the Company, including the General Counsel and the Chief Financial Officer, for consideration of the appropriateness of the transaction.

In addition, the Company’s corporate governance guidelines specify the standards for independence of directors.

Transactions involving members of senior management or a director require the review and approval of the Board.  In the course of its review of related person transactions, the senior management of the Company or the independent directors of the Board will consider all of the relevant facts and circumstances that are available to them, including but not limited to: (i) the benefits to the Company, (ii) in a transaction involving a director, the impact on the director’s independence, (iii) the availability of comparable products or services, (iv) the terms of the transaction and (v) whether the transaction is proposed to be on terms more favorable to the Company than terms that could have been reached with an unrelated third party.

The Company's Corporate Legal Department, together with the Corporate Controller's Department, is responsible for monitoring compliance with these policies and procedures.  There were no such related-party transactions in 2009.